

February 12, 2014

Via E-mail
Mr. Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

     **Re:**    **IDT Corporation**
              **Form 10-K for the Fiscal Year Ended July 31, 2013**
              **Filed October 15, 2013**
              **File No. 001-16371**

Dear Mr. Jonas:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Krebs, for

              Larry Spirgel
              Assistant Director